August 24, 2010 VIA FEDERAL EXPRESS	Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Carter Validus Mission Critical REIT, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed June 25, 2010
File No. 333-165643

Dear Ms. Barros:

On behalf of Carter Validus Mission Critical REIT, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2010 (Registration No. 333-165643) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

The Company’s responses to comments of the Staff set forth in the Commission’s letter dated July 14, 2010, are provided below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus portion of the Amendment (the “Prospectus”).

General

1.	Your response to comment four in our letter dated April 19, 2010 has been referred to the Division of Investment Management and is still under review. If you have questions about this review, you may contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.

Response: The Company acknowledges the review by the Division of Investment Management.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta  •  Beijing  •  Raleigh-Durham  •  Savannah   •  Taipei  •  Washington, DC

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

August 24, 2010

2.	The amount of fees disclosed in the table beginning on page 13 under the heading “Compensation to Our Advisor and its Affiliates” does not match with those the table beginning on page 82 under the heading “Management Compensation.” Please revise both tables accordingly. Please also disclose the acquisitions fees assuming the maximum leverage on page 82 as you have done on page 14.

Response: The Company has revised the information in the table under the caption “Prospectus Summary - Compensation to Our Advisor and its Affiliates” beginning on page 13 of the Amendment and under the caption “Management Compensation” beginning on page 83 of the Amendment to conform the potential fee amounts. The Company also included under the caption “Management Compensation” the potential fee amounts for the “Acquisition Fees” assuming the use of the maximum amount of leverage permitted in the Company’s charter.

3.	Please provide the disclosure called for by Item 404 of Regulation S-K.

Response: The Company respectfully believes that the disclosure required by Item 404 of Regulation S-K is currently disclosed in the Amendment. The disclosure for Item 404(a) is found primarily in the section captioned “Management” beginning on page 66 of the prospectus, which includes disclosure of the advisory agreement with the Company’s advisor, disclosure of the property management and leasing agreement with the Company’s property manager and the relationship with the Company’s dealer manager. In addition, the “Management Compensation” and “Plan of Distribution” sections, beginning on page 82 and page 165, respectively, of the prospectus, include disclosure regarding the fees that may be payable to those entities. The disclosure for Item 404(b) is found primarily in the section captioned “Conflicts of Interest” beginning on page 90 of the prospectus. This disclosure includes various conflicts that may occur, the fact that the independent directors have an obligation to function on the Company’s behalf in the event of a conflict. In addition, the disclosure under the subsection “ - Certain Conflict Resolution Procedures” beginning on page 93 of the prospectus includes the procedures that will be required in the event of certain conflicts.

Prospectus Cover Page.

4.	We refer to your response to comment 11 in our letter dated April 19, 2010. Some of the disclosure on your cover page is still unnecessarily repetitive. In the second risk factor bullet you still repeat your investment objectives. Also, please attempt to limit your cover page to information that is required by Item 501 of Regulation S-K and Industry Guide 5. Please review your cover page and revise accordingly.

Response: The Company has revised the cover page of the prospectus in response to the Staff’s comment.

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

August 24, 2010

Risk Factors, page 22

Risks Related to Conflicts of Interest, page 26

5.	Please add a risk factor disclosing the risks associated with Carter/Validus Advisors, LLC being compensated on a fee structure which could result in it having an incentive to purchase properties using debt.

Response: The Company has revised the disclosure in the risk factor “Carter/Validus Advisors, LLC faces conflicts of interest relating to the performance fee structure under our advisory agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders” on page 27 of the Amendment to include the risk of creating an incentive to use debt when acquiring properties.

We will be subject to additional risks of our joint venture partner or partners, page 39

6.	Please revise this risk factor to discuss the risks associated with the fact that if you enter into joint ventures, you may assume liabilities related to a joint venture that exceeds the percentage of your investment in the joint venture.

Response: The Company has revised the disclosure in the risk factor “We will be subject to additional risks of our joint venture partner or partners if we enter into a joint venture, which could reduce the value of our investment” on page 39 of the Amendment in response to the Staff’s comment.

Market Overview, page 59

Technology Industry and Data Center Property Sector, page 62

Acquisition Strategy, page 62

7.	We refer to comment 33 in our letter dated April 19, 2010 and reissue that comment in part. We note you use the term “contact and data center projects.” Please provide a brief definition for “contact centers.”

Response: The Company has added a definition of “contact centers” under the caption “Market Overview - Medical Industry and Property Sector - Acquisition Strategy” on page 64 of the Amendment in response to the Staff’s comment.

Management, page 66

Executive Officers and Directors, page 68

8.	For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

Response: The Company has revised the disclosure under the caption “Management - Executive Officers and Directors” to clarify the experience, qualifications attributes or skills that led to the conclusion that the person should serve as a director of the Company.

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

August 24, 2010

Management Compensation, Page 82

9.	Please revise footnote (3) to disclose that the 6.0% limits can be exceeded with the approval of the majority of your directors not interested in the transaction.

Response: The Company has revised the disclosure in footnote (3) of the “Management Compensation” table on page 86 of the Amendment in response to the Staff’s comment.

International Investments, page 102

10.	Please provide some examples of the locations outside the United States in which you may invest and what type of investments you might make. Please also disclose how and when you will inform investors of such international investments.

Response: The Company has revised the disclosure under the caption “Investment Objectives, Strategy and Policies - Investment Strategy - International Investments” on page 102 in response to the Staff’s comment.

Investment Limitations, page 103

Charter Limitations, page 103

11.	Please explain what it means to have your shares “rated” on a national securities exchange.

Response: The Company has revised the disclosure under the caption “Investment Objectives, Strategy and Policies - Investment Limitations - Charter Limitations” to correct a scrivener’s error and to correctly disclose “…until such time as our shares are traded” on a national securities exchange.”

Change in Investment Objectives, Policies and Limitations, page 109

12.	We refer to comment 48 in our letter dated April 19, 2010 and reissue that comment in part. You disclose that if you change these policies after the offering, you will inform your stockholders of the change by either a letter to investors or another method deemed reasonable by your board of directors. Please also disclose when this will occur. For example, please disclose if you will inform your stockholder before or after such a change.

Response: The Company has revised the disclosure under the caption “ - Change in Investment Objectives, Policies and Limitations” on page 109 of the Amendment in response to the Staff’s comment to clarify that it will inform the stockholders after the board makes such a change.

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

August 24, 2010

Prior Performance Summary, page 115,

Adverse Business Developments and Conditions, page 118

13.	We note your response to comment 49 in our letter dated April 19, 2010 but are reissuing that comment as it appears from a review of your Tables III disclosure that both The Carter Real Estate Fund I, LLC and The Carter Real Estate Fund II, LLC experienced losses in recent years. For example, see the net losses on a tax basis for 2008 and 2009 for The Carter Real Estate Fund I, LLC on page A-5 and the net losses on a tax basis for 2007, 2008 and 2009 for The Carter Real Estate Fund II, LLC on page A-6. On page 118, however, you disclose that the Program Properties and Non-Program Properties sponsored by Carter & Associates, L.L.C. and Validus Group Partners Ltd. have met and continue to meet their principal objectives and currently there are no Program Properties or Non-Program Properties sponsored by Carter & Associates, L.L.C. and Validus Group Partners Ltd. experiencing any material adverse business developments or conditions. Please revise to provide the disclosure required by Item 8.A.2 of Industry Guide 5 or tell us why you believe additional disclosure is not required.

Response: The Company has revised the disclosure under the caption “Prior Performance Summary - Adverse Business Developments and Conditions” on page 118 of the Amendment in response to the Staff’s comment.

14.	We note your response to comment 51 in our letter dated April 19, 2010. The subheading to the table on page 118 still states that this is “information on properties acquired by Carter & Associates, L.L.C. …” Please revise the subheading to also state that Carter & Associates, L.L.C. did not own any such properties and only provided advisory services with respect to these properties.

Response: The Company has revised the disclosure under the caption “Prior Performance Summary - Advisory Services” on page 118 of the prospectus in accordance with the Staff’s comment.

Share Repurchase Program, page 155

15.	We refer to comment 15 in our letter dated April 19, 2010 and reissue that comment in part. If you decide to delay estimating the value of your shares, or to not to do so at all, or to discontinuing doing so, please disclose how and when will you inform shareholders of such decisions.

Response: The Company has revised the disclosure under the caption “Share Repurchase Program” on page 155 of the Amendment to clarify that the Company “will” begin establishing an estimate value of its shares on an annual basis beginning 18 months after the close of the initial public offering. Therefore, the Company will not have the opportunity to delay, or avoid, its valuation obligation.

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

August 24, 2010

16.	Please explain the process your board of directors will undertake in order to make a reasonable estimate of the value of your shares.

Response: The Company respectfully notes that its board of directors does not have a predetermined process for when it will make a reasonable estimate of the value of the shares. The Company further notes that its board of directors will be subject to its fiduciary duties in making such determination, and that the appropriate process, as determined by the board of directors at such time, may not be the a process that the board of directors currently would use. Therefore, the Company respectfully requests that the board of directors be permitted to make such determination in subject to its fiduciary duties at the time such estimate is required.

17.	Please explain how a notice of termination or suspension of your Share Repurchase Program could affect future redemption periods.

Response: The Company respectfully notes the disclosure under the caption “Share Repurchase Program” on page 155 of the Amendment that discloses “Because we only repurchase shares on a monthly basis, depending upon when during the month the board makes this determination, it is possible that you would not have any additional opportunities to have your shares repurchased under the prior terms of the program, or at all, upon receipt of the notice.” The Company respectfully believes that the current disclosure appropriately discloses the affect of any additional repurchase opportunities by a stockholder in the event of a termination or suspension.

Exhibit 5.1

18.	Please revise your legal opinion to remove the assumption that “Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter.” It is inappropriate to assume that there are sufficient authorized shares. You may revise this assumption so that it is limited to the date of your opinion.

Response: Maryland counsel to the Company (“Maryland Counsel”) notes that the assumption set forth in the Staff’s comment assumes that the Company will have sufficient authorized shares of common stock (the “Shares”) upon the future issuance of any of the Shares and does not assume that the Company has sufficient authorized Shares as of the date of the opinion. The Shares will be issued in a continuous offering over a two-year period, subject to extension to three years. Although there are sufficient Shares available as of the date of the opinion to complete the offering, numerous events outside of Maryland Counsel’s control (e.g. other issuances that deplete the Company’s authorized capital or an amendment to the Company’s charter to decrease the number of authorized Shares) could occur between now and the end of the offering period that would prevent the valid issuance of some of the Shares. Pursuant to Item 601(b)(5) of Regulation S-K, Counsel’s opinion states that, when issued, the Shares will be validly issued, fully paid and nonassessable and does not state that the Shares will be validly issued as of the date of the opinion. Therefore, Counsel respectfully submits that the assumption is necessary and should not be omitted.

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

August 24, 2010

Exhibit 8.1

19.	Please revise the first paragraph of the opinion to conform to the revisions made to the section of the prospectus entitled “Federal Income Tax Considerations.”

Response: The Company revised the form of tax opinion in accordance with the Staff’s comment. A revised Exhibit 8.1 is attached to the Amendment.

Best regards, MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky

Enclosures

cc:	John Carter
Lisa Drummond
Lauren B. Prevost, Esq.